David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
 Facsimile: (516) 887-8250

December 27, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: James Allegretto, Senior Assistant Chief Accountant

Re:	Plesk Corp.
Registration Statement on Form S-1
Filed July 20, 2011
File No. 333-
175667

Dear Mr. Allegretto:

Plesk Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated August 16, 2011, with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on July 20, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

General

1.
We note the About section on your website states "Plesk Corp is rapidly growing into a large direct import to distributors of consumer electronics, home appliances and plastic housewares internationally [sic]. We supply to store owners, grocery chains, convenient stores, general stores, gift shops and specialty stores" while the last paragraph on page 23 of your filing states "[w]e have not begun operations."   Please reconcile your disclosure on your website with the disclosure in your registration statement. Please review your entire filing for compliance with the comment.

Response: The   Amended  Registration Statement has been revised on pages 2, 5, 17, 20,23  and 25  to indicate that the Company has commenced  operations.

2.
We note your statement in the first paragraph on page 17 and in the penultimate paragraph on page 23 stating "[w]e have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause our plans to change." However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

•	Your disclosure indicates you are a development stage company issuing penny stock;
•	You have minimal revenues derived from one customer since your formation in November 2010;
•	You have no employees;
•	It appears that you will be unable to implement your business plan without substantial additional funding;
•	It does not appear that you have commenced operations and it is unclear whether you will be able to do so within the next twelve months; and
•	Your registration statement contains very general disclosure related to the nature of your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining why the company is not a blank check company and revise your filing to include in the forepart of your prospectus the above-cited disclosure on page 17. In this revised disclosure, please also include an affirmative statement, if true, stating clearly that neither the company nor any of your shareholders have plans to enter into a change of control or similar transaction or to change your management.

Response: The Company is not a blank check company as defined in Rule 419. Pursuant to Rule 419(a)(2), a blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.  Since its inception, the Company had a specific business plan - it was formed to engage in the marketing and distribution of consumer electronics, home appliances and plastic housewares which are manufactured in China. As discussed in the “Description of Business”, although the Company has nominal assets and has only recently commenced operations and has not generated any significant revenues since inception, the Company intends to focus the business of selling and distributing electronics, appliances and house wares.

(i)           Although the Company is a development stage company (since it has not generated any revenues from operations) issuing shares for less than $5.00, the Company has a specific business purpose. Furthermore, the Company has no intention to engage in any merger or acquisition with another entity.

(ii)          The fact that the Company has nominal revenues from one sale and has a net loss does not render the Company a blank check company. As clearly stated in the Amended Registration Statement, the Company is a development stage company with a clear, specified business plan.

(iii)         All business operations are currently conducted by the Company's executive officers on a voluntary basis. When and if the Company becomes a public reporting company and has sufficient cash flow, management will hire telemarketing agents.

(iv)      Each of the officers of the Company has orally committed to loan the Company $42,500 when and if the Company becomes a public reporting company. Until such time, the Company does not intend to incur any expenses other than legal and accounting fees and the $5,000 owed to Ulano Web Design, which amount is not due until May 1, 2012, for web design and maintenance.

(v) The Company does not have sufficient funds for the next 12 months. The Amended Registration Statement provides the disclosure regarding how the Company intends to operate within the next 12 months with inadequate capital.

(vi)  For the next 3-6 months, the Company will prepare the ground for our launch of our plan of operations in 6 months time. In particular, the Company will be involved in the following activities;

•
During the next 6 months the Company will brief and train the telemarketing team, in order that this team be ready to commence operations once the Company’s begins to implement its marketing plan. The team will be trained by the officers of the Company. They will not receive any compensation during the training period.

•
The Company will conduct online searches for manufacturers interested in promoting their new products on our website (as mentioned below, comment 18) and have them on file for the future implementation of the marketing plan.

•	The Company will continue developing its website in order to have it fully complete in 6 months.

Prospectus Cover Page, page iii

3.
We note your statement that the 2,000,000 shares of common stock being registered "can" be sold at a fixed price by selling security holders. Because there is currently no market for your securities, please revise your prospectus cover page and the second sentence of the second paragraph of "The Offering" section on page 2 to state that selling security holders will sell at a stated fixed price until, if at all, your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please see Item 16 of Schedule A to the Securities Act of 1933. Please review your entire filing for compliance with this comment.

Response: The Amended Registration Statement has been revised in the forepart of the prospectus (pages ii and iii) and  page 1 in accordance with the comments of the Commission.

4. We note your statement that the shares being offered by your selling security holders will be offered at $0.05 "until [y]our shares are quoted on the OTC Bulletin Board." We also note similar statements throughout your filing such as in the second paragraph in "The Offering" section on page 2, in the third paragraph on page 11 and in the first and second paragraphs on page 14. Please revise to remove the implication that your shares will be traded on the OTC Bulletin Board. Please review your entire filing for compliance with the comment.

Response:  The Amended Registration Statement has been revised  on pages iii, 1, 11 and 14 to remove the implication that the shares will be traded on the OTC Bulletin Board.

5.	Please provide the prospectus delivery obligation on the outside back cover page of theprospectus. Please see Item 502(b) of Regulation S-K.

Response: The Amended Registration Statement  has been revised on the outside back cover of the prospectus to include the referenced prospectus delivery obligation as required by Item 502(b) of Regulation S-K.

Prospectus Summary, page 2

Risks Relating to our  Company, page 2

6.	Please delete one of the first two bullet points in this section as they are repetitive. Please see Rule 421(c) of Regulation C.

Response: The Amended Registration Statement has been revised on page 2 to omit the first of the repetitive bullet points.

7.
We note your disclosure in the first three bullet points under this heading that you have generated no revenues to date. However, we note from your financial statements that you generated revenues of $5,916. Please revise your disclosure to correct this apparent inconsistency.

Response: The Amended Registration Statement has been revised on page 2 to indicate that the Company had very limited revenue.

Summary Financial Information, page 3

8.
We note that the amounts presented for Income (loss) from operations and Net income (loss) should be presented in brackets and that the amount of Net income (loss) does not agree with the amount presented in your Statement of Operations. Please revise, as appropriate.

Response: The Amended Registration Statement has been revised on page 3 to show the amount of Net Loss identical to that in the Company’s Statement of Operations.

9.	Based upon current assets less current liabilities on page F-3, it appears that the amount presented for Working capital is not correct. Please revise or advise.

Response: The Amended Registration Statement has been revised on page 4 to show the correct amount for Working Capital.

10.
It appears that your caption Stockholder's Deficit does not represent a deficit but instead represents Stockholders' Equity. If our understanding is correct, please revise the caption to be factually correct.

Response:  The Amended Registration Statement has been revised on page 4 to include the correct caption for the number presented (“Stockholder Equity”).

Risk Factors, page 5

11.	Please note each risk factor should discuss a separate, material risk. As an example only, and not an exhaustive list, please consider the following duplicative risk factors:

•
On page 7 under "Our two principal stockholders, who are our officers and directors...," significantly overlaps with the risk factor on page 8, "Our executive officers and directors own a controlling interest in our voting stock ..."

Please review all of your Risk Factors for compliance with this comment.

Response: The Amended Registration Statement has been revised on page 5 in accordance with the comments of the Commission.

Risk Factors Relating to Our Company, page 5

12. We note your disclosure in the first and second risk factors under this heading that you have generated no revenues from operations to date. However, we note from your financial statements that you generated revenues of $5,916. Please revise your disclosures to correct these apparent inconsistencies.

Response: The Amended Registration Statement has been revised on page 5 to indicate that the Company had limited revenue from a single sale in the sum of $5,916.

We are a development stage company.... page 5

13. We note your disclosure that at May 31, 2011 you have available cash of $19,557 (including $5,916 of accounts receivable).   Accounts receivable is not the same as cash and should not be characterized as such. Accordingly, please revise to disclose as available cash only those amounts reflected as cash and cash equivalents in your May 31, 2011 balance sheet.

Response: Amended Registration Statement has been revised on page 5 to indicate the available cash in the amount of $13,641 as reflected in the Company’s May 31, 2011 balance sheet.

We expect losses in the future.... page 5

14.	Please tell us how you determined that you have used cash in operations of $23,247 or revise.

Response: The Amended Registration Statement has been revised  to more appropriately describe our use of cash as operating activities, consistent with the statement of cash flows presented within the financial statements.

15.
We note your statement that "if we are unable to generate revenues, we will not be able to earn profits or continue operations." In an appropriate place in your filing, please specify all business and related operations you have undertaken to date. To the extent you do not have any operations, please revise here and throughout your filing to avoid the implication that you have operations.

Response:  The Amended Registration Statement has been revised on pages 5 and 24 accordingly. Also in the Overview section on page 16, disclosure states that the Company has not engaged in operations other than creation of a website and development of a business plan. Furthermore, operations commenced by the Company to date will not result in any obligations or liabilities, other than the payment due in May 2012 to its Web designer.

We are dependent on suppliers for the supply of our products.... page 6

16.
We note your statement that you depend on approximately ten suppliers for the products you resell to your retailers and distributors and that your agreements with these manufacturers are non-exclusive and terminable at any time by either party. In an appropriate place in your filing, please elaborate on the terms of these agreements to specify:

•	when you entered into these agreements;
•	whether you have any minimum purchase requirements;
•	how the price paid to each manufacturer will be determined;
•	the currency in which these transactions will be denominated; and
•	whether you anticipate sourcing particular categories of products from specific manufacturers.

Please also revise the Sourcing of Products section on page 17 to reflect the agreements referenced in this risk factor.

Response: The Amended Registration Statement has been revised on pages 6 and 17 to indicate that the Company has not entered into any agreements with any manufacturers and to respond to the other questions raised by the Commission.

We may be exposed to potential risks.... page 10

17.
We note your disclosure that you currently have no products in development and no manufacturing facilities. We further note your statement in the third paragraph on page 17 that you "will not produce the products [you] intend to distribute." Please revise your filing, as necessary, to clarify whether or not you plan to develop or manufacture any of your own products.

Response: The Amended Registration Statement has been revised on page 10  to provide that the Company will not be developing any products and has no manufacturing facilities.

Determination of Offering Price, page 11

18.
We your disclosure in this section that the selling security holders will be offering the common stock at a price of $0.05 per share which has been arbitrarily determined. We further note your disclosure on page 31 that the selling security holders received this common stock between January and May of 2011 and paid $0.02 per share. Please explain why the price at which the selling security holders are selling their common stock is significantly greater than the price they paid in January through May of 2011.

Response:  The selling security holders are able to sell their shares at a significantly higher price than the price they paid because the Company has developed since their initial investment was made.

Description of Securities, page 16

19.
Please revise the first sentence in this section that qualifies this discussion to your Articles of Incorporation. Rule 411 (a) of Regulation C permits this type of qualification only where contemplated by the form. Please also revise the penultimate sentence of the first paragraph on page 29.

Response: The Amended Registration Statement has been revised on pages 16 and 29 to omit all such qualifications so as to conform to the requirements of Rule 411(a) of Regulation C.

Description of Business, page 16

Distribution, page 17

20.
We note your disclosure in the penultimate sentence of the first paragraph regarding your distribution centers. To the extent you currently have any distribution centers, please revise your Description of Property section accordingly. If you do not currently have any distribution centers, please revise the referenced sentence to remove the implication that you have existing distribution centers and to specify, if known, where you intend to locate your distribution centers and to disclose if you have entered into any leasing arrangements for these distribution centers. Please also reconcile your disclosure under this heading with your disclosure under the heading "Revenue" on page 18 indicating that "products would be shipped directly to the customer [from the supplier]" so you can "avoid having to carry any inventory that can be costly and become obsolete."

Response: The Amended Registration Statement has been revised on pages 17 and 18 to remove the implication that the Company has any distribution centers.

 Website, page 17

21.
We note your statement that "[t]o date, [you] have made one sale" and your disclosure on page 25 that this sale was for bluetooth headsets which generated gross profits of $2,792. Please enhance your disclosure of this sale to specify:

•	to whom it was made;
•	how you identified and targeted this customer; and
•	the supplier/manufacturer chosen to fulfill this sale.

Please also clarify if this sale to this customer was a one-time event or an anticipated trend and revise your Results of Operations discussion accordingly. Please see Item 303(a)(3) of Regulation S-K.

Response: The Amended Registration Statement has been revised on pages 17 and 25 in accordance with the comments and to provide the information requested by the Commission regarding the sale made by the Company.

Revenue, page 18

22.
We note you intend to generate revenue by offering banner advertising for "new manufacturers hoping to launch new products." Please clarify how you will target and build relationships with these new manufacturers.

Response: The Amended Registration Statement has been revised on page 19 in accordance with the comments and provide the information requested by the Commission.

Target Market page 19

23.	Please clarify your statement "the target market for our products incorporates solely to other international wholesalers and distributors as well as directly to retail chains."

Response: The Company’s target market is professional distributors with extensive experience in distributing the products the Company intends to offer. Such professional distributors possess contacts and potential customers of their own. Furthermore, the Company will target retailers that operate country-wide store chains. Such retailers are a potential source of large-scale orders due to the scope of their operations. The Company has no intention to target the general public consumer.

Marketing Strategy, page 19

24.	Please revise to disclose in more detail your plan to market your website internationally.

Response: The Amended Registration Statement has been revised on page 19 in accordance with the comments and to provide the information requested by the Commission

Management's Discussion and Analysis of Financial Condition and Results, page 23

25. Please revise the last sentence of the second paragraph to remove your statement that you do not have an obligation to update your prospectus for any material changes. Please confirm your understanding in this regard.

Response: The Amended Registration Statement has been revised on page 23 to remove the referenced statement. The Company is fully cognizant of its obligation to update its prospectus under the appropriate provisions of the Securities Act.

Overview, page 23

26. We note your disclosure in the first paragraph in this section that to date you have had one sale in the amount of $3,124. However, we note from your financial statements that you generated revenues of $5,916. Please help us understand or correct this apparent inconsistency. Likewise, we note your disclosure in the last paragraph on page 23 that you have not begun operations. Please revise this disclosure or tell us why you believe no revision is necessary.

Response: The Amended Registration Statement  has been revised on page 23 to reflect the revenue in the amount of $5,916 from a one-time sale, that generated $2,792 in gross profit, and to indicate that, the Company has begun operations.

Plan of Operation, page 24

27.
We note your statement on page 25 that "[t]he Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources" and your statement on page 24 that "[t]he Company estimates that it will require an approximate minimum of $85,000 in the next 12 months to implement its activities." Please specify:

•	how you intend on obtaining the approximate $85,000 needed to implement your plan of operations for the next 12 months; and
•	how you intend on allocating and focusing your current human and financial resources to execute your business plan in light of the funding requirements set forth on page 24.

Please also clarify how you intend on proceeding over the next 12 months should you be unable to obtain the $85,000 needed, including those expenses that will receive priority over others.

Response: The Amended Registration Statement has been revised on page 24 in accordance with the comments and to provide the information requested by the Commission.

28.
We note your statement that "[w]e anticipate that we will generate revenues as soon as we launch our marketing strategy, which we anticipate occurring [sic] within the next 3 months." Please specify the timeframe and steps associated with launching and implementing your marketing strategy. In your revised disclosure, please:

•
approximate how the $30,000 for marketing and advertising will be allocated among the various components of your marketing strategy, including a discussion of those components that will receive priority over others to the extent your revenues or funding is less than you expect;

•	specify when you expect to hire the team of 5-10 telemarketing agents who will act as your sales representatives and whether these agents will be subcontractors or employees;
•	clarify if these telemarketing agents will be a separate from the customer service department referenced on page 18 and if so, when you anticipate creating this customer service department; and
•	clarify the types of distributors and retailers you intend to target and how you will build and maintain relationships with them.

Please also enhance your disclosure of the $10,000 allocated to travel to explain the purpose of this travel, who will be traveling and how this travel fits into your overall marketing strategy.

Response:  The Amended Registration Statement has been revised on page 24 in accordance with the comments and to provide the information requested by the Commission

Results of Operations, page 25

29.
We note your disclosure in the third paragraph in this section that your total operating expenses were $13,750. However, we note from your financial statements it appears that you had total operating expenses of $21,184. Please revise this apparent inconsistency.

Response: The Amended Registration Statement has been revised on page 25 to reflect the total operating expenses of $21,184.

Directors. Executive Officers. Promoters and Control Persons, page 25

30.
For Messrs. Bolotin and Mehl, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors. Please see Item 401(e)(1) of Regulation S-K.

Response: The Amended Registration Statement has been revised on page 25 to include the description of Messrs. Bolotin and Mehl’s specific experience, qualifications, attributes and skills that led to the conclusion that they should serve as directors of the Company.

31.
Please revise your disclosure of Mr. Bolotin's experience to provide an objective description of his background. Please delete qualitative marketing language that is not susceptible to objective measurement such as reference to Sabra Dipping Company as being the "leading" manufacturer of Mediterranean-style refrigerated dips and spreads.

Response: The Amended Registration Statement has been revised on page 25 to omit any qualitative marketing language so as to contain only an objective description of Mr. Bolotin’s background.

Where You Can Find More Information, page 29

32.	Please provide the information required by Item 101(h)(5)(i)-(ii) of Regulation S-K.

Response: The Amended Registration Statement has been revised on page 30 in accordance with the comments and to provide the information requested by the Commission.

Part II - Information Not Required in the Prospectus, page 30

Indemnification of Directors. Officers. Employees and Agents, page 30

33.
We note your disclosure in the third and fourth paragraphs of this section. It does not appear your bylaws provide for this indemnification. Please clarify or revise. Please see Item 702 of Regulation S-K.

Response: The Amended Registration Statement has been revised to delete disclosure that the Company’s bylaws provide indemnification.

Recent Sales of Unregistered Securities, page 31

34.           We note your disclosure that in the private placement which took place between January through May of 2011, the exemption relied on was Regulation S. Please briefly state the facts relied upon that made this exemption available. Please see Item 701(d) of Regulation S-K.

Response: The Amended Registration Statement has been revised on page 31 to include the facts relied upon that made the exemption of Regulation S applicable to the private placement conducted by the Company.

Undertakings, page 32

35.	Please revise paragraphs (a)(l)(ii) and (a)(l)(iii) to conform to the language required by Item 512(a)(l)(ii) and (a)(l)(iii) of Regulation S-K.

Response: The Amended Registration Statement has been revised on page 32 to include the language  required by Item 512(a)(l)(ii) and (a)(l)(iii) of Regulation S-K.

Signatures, page 34

36.	Please revise the first paragraph to conform to the language required by the Signatures section of Form S-l.

Response: The Amended Registration Statement has been revised on page 34 to conform to the language required by the Signatures section of Form S-l.

Note 3. Going Concern, page F-10

37.
Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. We are unclear how your disclosed plan represents a viable plan to continue as a going concern for the next 12 months. Please advise or expand management's plans.

Response: The disclosure in Note 3 on page F-11 has been revised accordingly.

Note 7. Commitments, page F-12

38.
We note your disclosure that you can defer payment pursuant to the website design and maintenance service agreement in the event you have not generated sufficient revenue. This disclosure appears to be inconsistent with Section 7 of the agreement filed as Exhibit 10.2 to your registration statement. Section 7 of the agreement appears to permit deferral if the company has not generated any revenue. Since you have generated revenue, please update your disclosure in Note 7 and elsewhere in your filing, as appropriate, or advise.

Response:  The Amended Registration Statement has been revised on page F-12 to reflect that Section 7 of the agreement filed as Exhibit 10.2 to the Registration Statement to permits deferral of payment pursuant to the website design and maintenance service agreement if the Company has not generated any revenue.

Exhibit 5.1

39.
Please have counsel revise the fourth paragraph to opine on the legality of the securities under the laws of the state in which you are incorporated, Delaware.  To the extent counsel would like to qualify the opinion as to the relevant state laws and facts as they "presently exist," please have counsel refile an opinion on the day of effectiveness.

Response: The opinion of counsel exhibit has been revised to refer to the legality of the securities under the laws of the State of Delaware and is being filed as an exhibit to the Amended Registration Statement.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin
cc: Gavriel Bolotin